Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations from our consolidated statements of operations, as adjusted for fixed charges; and fixed charges represent interest expense and preferred share dividends from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and preferred share dividends for the five years ended December 31, 2010 (dollars in thousands):

	For the Years Ended December 31
	2010	2009	2008	2007	2006
Net income (loss) from continuing operations	$110,590	$(440,141)	$(617,130)	$(435,991)	$74,704
Add back fixed charges:
Interest expense	95,658	260,803	489,710	700,460	63,410

Earnings before fixed charges and preferred share dividends	206,248	(179,338)	(127,420)	264,469	138,114
Fixed charges and preferred share dividends:
Interest expense	95,658	260,803	489,710	700,460	63,410
Preferred share dividends	13,641	13,641	13,641	11,817	10,079

Total fixed charges and preferred share dividends	$109,299	$274,444	$503,351	$712,277	$73,489

Ratio of earnings to fixed charges	2.2x	—(1)	—(1)	—(1)	2.2x
Ratio of earnings to fixed charges and preferred share dividends	1.9x	—(2)	—(2)	—(2)	1.9x

(1)	The dollar amount of the deficiency for the years ended December 31, 2009, 2008 and 2007 is $440.1 million, $617.1 million, and $436.0 million, respectively.
(2)	The dollar amount of the deficiency for the years ended December 31, 2009, 2008 and 2007 is $453.8 million, $630.8 million, and $447.8 million, respectively.